UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

ExlService Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

302081104
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302081104	SCHEDULE 13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Rohit Kapoor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,661,402
	6	SHARED VOTING POWER 501,185
	7	SOLE DISPOSITIVE POWER 1,661,402
	8	SHARED DISPOSITIVE POWER 501,185
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,162,587
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.41%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 302081104	SCHEDULE 13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

ExlService Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

280 Park Avenue
New York, New York 10017

Item 2(a).	Name of Person Filing:

Rohit Kapoor (“Mr. Kapoor”)

Item 2(b).	Address of Principal Business Office or, if none, Residence of the Reporting Person:

c/o ExlService Holdings, Inc.
280 Park Avenue
New York, New York 10017

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

302081104

Item 3.	This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c).

Item 4.	Ownership

Mr. Kapoor directly beneficially owns 1,234,268 shares of Common Stock, including 677,992 shares of Common Stock of which Mr. Kapoor has the right to acquire beneficial ownership within 60 days of December 31, 2013.  In addition, Mr. Kapoor is the sole trustee of the Rohit Kapoor 2005 Grantor Retained Annuity Trust (the “Rohit Kapoor GRAT”) and the Rohit Kapoor 2013 Grantor Retained Annuity Trust (the “Rohit Kapoor GRAT 2013”), which directly owns 177,134 and 250,000 shares of Common Stock, respectively. As such, Mr. Kapoor has sole

CUSIP No. 302081104	SCHEDULE 13G	Page 4 of 6 Pages

dispositive and voting power over the 1,234,268 shares of Common Stock held by him directly and sole dispositive and voting power over the 177,134 and 250,000 shares held by the Rohit Kapoor GRAT and the Rohit Kapoor GRAT 2013, respectively.

Mr. Kapoor may be deemed to beneficially own 84,000 shares of Common Stock directly owned by the Rohit Kapoor 2005 Spousal Lifetime Access Trust (the “Rohit Kapoor SLAT”).  Mr. Kapoor’s spouse and Mr. Kapoor’s sister-in-law are co-trustees of the Rohit Kapoor SLAT and share dispositive and voting power over the 84,000 shares of Common Stock owned by the Rohit Kapoor SLAT.  Mr. Kapoor disclaims beneficial ownership of any shares of Common Stock held by the Rohit Kapoor SLAT.

Mr. Kapoor may be deemed to beneficially own 84,000 shares of Common Stock directly owned by the Shikha Kapoor 2005 Family Trust (the “Shikha Kapoor 2005 Trust”).  Mr. Kapoor and Mr. Kapoor’s sister-in-law are co-trustees of the Shikha Kapoor 2005 Trust and share dispositive and voting power over the 84,000 shares of Common Stock owned by the Shikha Kapoor 2005 Trust.  Mr. Kapoor disclaims beneficial ownership of any shares of Common Stock held by the Shikha Kapoor 2005 Trust.

Mr. Kapoor may be deemed to beneficially own 333,185 shares of Common Stock directly owned by the Rohit Kapoor 2012 Family Trust (the “Rohit Kapoor 2012 Trust”). Barclays Wealth Trust (US), NA is the sole trustee of the Rohit Kapoor 2012 Trust and share dispositive and voting power over the 333,185 shares of Common Stock owned by the Rohit Kapoor 2012 Trust.  Mr. Kapoor disclaims beneficial ownership of any shares of Common Stock held by the Rohit Kapoor 2012 Trust

In aggregate, Mr. Kapoor beneficially owns 2,162,587 shares of Common Stock, which represented approximately 6.41% of the issued and outstanding shares of Common Stock as of December 31, 2013.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

CUSIP No. 302081104	SCHEDULE 13G	Page 5 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

CUSIP No. 302081104	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2014

/s/ Rohit Kapoor
Rohit Kapoor